UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5 )*

                              CORCEPT THERAPEUTICS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    218352102
                              --------------------
                                 (CUSIP Number)

                                     12/31/13
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of thatsection of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. 218352102
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         INGALLS & SNYDER, LLC
	 13-5156620
         ------------------------------------------------------------






2.       Check the Appropriate Box if a Member of a Group
         (a)
                  -----
         (b)
                  -----

3.       SEC Use Only
                      ---------------------------------------------

4.       Citizenship or Place of Organization

         New York

         ----------------------------------------

 Number of Shares Beneficially Owned by Each Reporting Person With:

      5.     Sole Voting Power          	     0
                                              --------------------------
      6.     Shared Voting Power                     0
                                              --------------------------
      7.     Sole Dispositive Power     	     0
                                              --------------------------
      8.     Shared Dispositive 		     6,043,804
                                              --------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,043,804
         ---------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares

         ---------

11.      Percent of Class Represented by Amount in Row (9)


          6.0%
         ---------

12.      Type of Reporting Person

          BD,IA
         ---------


Item 1.

         (a)      Name of Issuer

                  CORCEPT THERAPEUTICS, INC.
                  -----------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

			149 COMMONWEALTH DRIVE
			MENLO PARK, CA 94025

                  ------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  INGALLS & SNYDER, LLC
                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  61 BROADWAY, NEW YORK, NY  10006
                  -------------------------------------------------------

         (c)      Citizenship

		  NEW YORK
                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  COMMON STOCK
                  -------------------------------------------------------

         (e)      CUSIP Number

                  218352102
                  -------------------------------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(b), and the Person Filing is a:

         (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
         (e)  [X]  An investment adviser in accordance with
                  section 240.13d-1(b)(1)(ii)(E);

Item 4.   Ownership

          (a)  Amount beneficially owned: 6,043,804

          (b)  Percent of Class: 6.0%

          (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:

		     0

            (ii) shared power to vote or to direct the vote:

		     0

            (iii)sole power to dispose or to direct the disposition of:

		     0

            (iv) shared power to dispose or to direct the disposition of:

		     6,043,804

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the face that as of the date hereof the reporting person has ceased to be the beneficialowner of more than five percent of the class of securities, check the following [].

		INAPPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Ingalls & Snyder, LLC ("I&S") is a registered broker dealer and a registered investment advisor. Shares reported under shared dispositive power include shares held in accounts managed under investment advisory contracts. Share count includes 700,000 shares from the presumed exercise of 700,000 corcept warrants due 3/29/15.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer ofthe securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       February 7, 2014
                                       -------------------------------
                                       Date


                                       INGALLS & SNYDER, LLC

				  By:  /s/  Thomas O. Boucher, Jr.
                                       -------------------------------

				       Thomas O. Boucher, Jr.
				       Manager